Exhibit 20

Deere & Company One John Deere Place Moline, IL 61265 USA Phone: 309-765-8000 www.deere.com

NEWS RELEASE — May 18, 2004

Contact:
Ken Golden
Manager, Public Relations
Deere & Company
309-765-5678

DEERE POSTS RECORD NET INCOME FOR SECOND QUARTER

•   Net income hits record $477 million for second quarter, up 86 percent

•   Full-year earnings expected to reach all-time high

•   Strong recovery taking shape in U.S. farm and construction equipment sectors

•   Business-improvement initiatives yielding strong results

MOLINE, IL (May 18, 2004) — Deere & Company today announced record worldwide net income of $477.3 million, or $1.88 per share, for the second quarter ended April 30, compared with net income of $256.9 million, or $1.07 per share, last year. For the first six months, net income was a record $648.1 million, or $2.56 per share, compared with $324.9 million, or $1.35 per share, for the period last year.

Worldwide net sales and revenues grew 34 percent to $5.877 billion for the second quarter compared with a year ago and increased 30 percent to $9.361 billion for the first six months. Net sales of the equipment operations were $5.296 billion for the quarter and $8.208 billion for six months, compared with $3.867 billion and $6.141 billion for the periods last year.

Strong markets for company products, plus benefits from ongoing business-improvement initiatives, are helping John Deere achieve new levels of performance and financial returns, noted Robert W. Lane, chairman and chief executive officer. “We are profitably expanding our market presence throughout the world and winning new customers, with exciting new products and services,” he said. “Furthermore, aggressive asset management has resulted in lean and efficient inventory levels. As a result, the company is in position to fully participate in the recovery now under way in our key markets and realize improved cash flow. We are demonstrating progress in building a business that can generate and sustain superior value for customers and higher returns for investors.”

Summary of Equipment Operations

All of the company’s equipment divisions generated higher sales for the quarter and year to date. The increases were due to higher shipments, as well as currency translation and improved price realization. Equipment sales in the U. S. and Canada rose 39 percent for the quarter and 35 percent for the first six months. Outside the U.S. and Canada, sales increased by 32 percent and 30 percent for the respective periods, primarily due to higher sales of agricultural equipment and improved price realization. Excluding the impact of currency translation, sales outside the U.S. and Canada were up 18 percent for the quarter and up 15 percent year to date.

Deere’s equipment operations reported operating profit of $726 million for the quarter and $924 million for six months compared with $339 million and $382 million last year.  For both periods, the operating-profit increase was primarily due to higher shipments and improved price realization. The increase in operating profit was partially offset by higher expense for employee bonuses, which was driven by strong SVA (Shareholder Value Added) performance in all three equipment operations. (For further information on SVA, see the supplemental schedule on Other Financial Information.)

•                    Agricultural Equipment.  Division sales increased 29 percent for the quarter and 28 percent for the six months. The sales increases were mainly due to higher shipments, reflecting strong retail demand, the impact of currency translation and improved price realization. Division operating profit was $430 million for the quarter and $516 million for six months, compared with $194 million and $198 million last year. The operating profit improvements for both periods were primarily due to higher worldwide sales and production volumes and improved price realization, partially offset by higher performance-bonus expense.

•                    Commercial & Consumer Equipment.  Driven by strong retail demand, division sales were up 33 percent for the quarter and 28 percent for six months. Operating profit was $152 million for the quarter and $171 million for the year to date, compared with $110 million and $132 million last year. For both periods, the improvement in operating profit was primarily due to higher sales and production volumes, partially offset by higher performance-bonus expense and increased costs for freight. Results for both periods also were negatively affected by higher expenses for component purchases, due to the impact of a weaker U.S. dollar.

•                    Construction & Forestry.  Division sales rose 67 percent for the quarter and 58 percent year to date reflecting strong activity at the retail level. Operating profit improved to $144 million for the quarter and $237 million for the year to date, compared with $35 million and $52 million last year. The improvements for both periods were mainly due to higher sales and production volumes, and improved price realization, partially offset by higher performance-

bonus expense. Six-month results included a $30 million pretax gain from the sale of an equipment-rental company. As previously announced, the company began consolidating the results of Nortrax, Inc. and Nortrax Investments, Inc. in 2004. As a result of this consolidation, Deere now recognizes all sales and profits of Nortrax as equipment is retail sold. This had an unfavorable operating-profit impact of approximately $18 million for the quarter and $33 million for the year to date.

The company’s aggressive asset-management efforts are yielding strong results. Trade receivables at the end of the quarter were $3.887 billion, or 25 percent of previous 12-month sales, compared with $3.711 billion a year ago, which was equal to 30 percent of sales. Inventories were $2.226 billion, representing 18 percent of the prior 12-month cost of sales, versus $2.007 billion a year ago, or 20 percent of cost of sales. Despite the 34 percent increase in year-to-date sales, trade receivables and inventories were flat versus last year excluding the impact of currency translation and the Nortrax consolidation.

Summary of Financial Services Operations

•                    Credit.  Credit operations generated net income of $72.9 million for the quarter and $149.3 million for the six months, compared with $72.9 million and $141.9 million, respectively, last year. Affecting results for the quarter were higher gains from an increased volume of retail-note sales, offset by an increase in administrative costs related in part to higher performance-bonus expense. The year-to-date improvement was mainly due to higher gains from an increased volume of retail-note sales and growth in the portfolio, partially offset by higher administrative costs.

•                    Health Care.  Deere’s health-care business reported net losses of $10.4 million for the quarter and $7.3 million year to date. This is in comparison with net income of $3.5 million and $7.7 million for the same periods last year. The losses were primarily attributable to higher medical-claims costs.

Market Conditions & Outlook

As a result of the factors and conditions outlined below, company equipment sales for 2004 are expected to increase by 24 to 26 percent with net income forecast to be around $1.2 billion. Sales for the third quarter of 2004 are currently forecast to be up approximately 25 to 27 percent in comparison with the same period last year. Production levels are expected to increase by 24 to 26 percent for the quarter. Companywide net income for third-quarter 2004 is forecast to be around $350 million. Excluding the impact of currency, sales are expected to increase 23 to 25 percent for the quarter and 21 to 23 percent for the year.

•                    Agricultural Equipment.  U.S. farm cash receipts are expected to strengthen in 2004 as a result of favorable crop prices, low carryover stocks and an increase in exports. Stocks of key commodities such as corn and soybeans are expected to end the marketing year at their lowest point in some time with prices averaging well above levels of recent years. Despite a reduction in U.S. beef exports, livestock receipts are now expected to be higher than in 2003 due in part to strength in the dairy sector. As a result of these favorable conditions, industry retail sales in the U.S. and Canada are expected to be up 15 to 20 percent for fiscal 2004. In other parts of the world, industry retail sales in Western Europe are expected to be flat to down 5 percent mainly as a result of lower farm income related to last year’s drought. Conditions have remained strong in South America, where Deere continues to expect industry sales to be 5 to 10 percent higher for the year. The increase is based on higher sales in Brazil as well as improvement in Argentina and other nations in the region. In Australia, sales are expected to be up for the year due in part to more-favorable weather. On a worldwide basis, sales of John Deere agricultural equipment are now forecast to be up 24 to 26 percent for the year, with an increase of 19 to 21 percent excluding the effect of changes in currency.

•                    Commercial & Consumer Equipment.  John Deere commercial and consumer equipment sales are expected to continue benefiting from the success of new products such as an expanded utility-vehicle line and an additional model of the 100-series lawn tractor. Division sales now are forecast to be up by 15 to 17 percent for the year.

•                    Construction & Forestry.  Retail activity in the construction and forestry sectors continues to be robust as a result of fleet replenishment by contractors and rental operations. As a result, Deere’s overall construction and forestry sales are expected to increase 35 to 37 percent for the year, and to be up 30 to 32 percent excluding Nortrax.

•                    Financial Services.  Although Deere’s credit operations are expected to benefit from further growth in the loan portfolio, net income for 2004 is forecast to be down slightly as a result of lower gains on receivable sales. The credit division is expected  to report net income of about $300 million for the year. In health care, Deere expects its operations to have net income near breakeven for the full-year period.

Beyond the effect of stronger markets, Deere’s recent success is being driven by a committed team of employees and partners, noted company CEO Lane.  “It is the dedication and hard work of our employees, dealers and suppliers that have put our business improvement efforts on such a solid footing.”

These initiatives stress disciplined asset management and cost control, with a continuing emphasis on advanced technology and new-product development, he pointed out. “Although there’s still much to be done in reaching our goals,” Lane said, “Deere’s plans for building a better business are well on track and producing real benefits thanks in large part to John Deere people and partners.”

# # #

John Deere Capital Corporation

The following is disclosed on behalf of the company’s credit subsidiary, John Deere Capital Corporation (JDCC), in connection with the disclosure requirements applicable to its periodic issuance of debt securities in the public market.

JDCC’s net income was $67.4 million for the quarter and $136.7 million for the year to date, compared with net income of $67.5 million and $129.8 million last year. Affecting results for the quarter were higher gains from an increased volume of retail-note sales, offset by an increase in administrative costs related in part to higher performance-bonus expense. The year-to-date improvement was mainly due to higher gains from an increased volume of retail-note sales and growth in the portfolio, partially offset by higher administrative costs.

Net receivables and leases financed by JDCC were $12.339 billion at April 30, 2004, compared with $12.359 billion one year ago. Net receivables and leases administered, which include receivables previously sold, totaled $15.448 billion at April 30, 2004, compared with $14.457 billion one year ago.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995:

Statements herein that relate to future operating periods are subject to important risks and uncertainties that could cause actual results to differ materially. Some of these risks and uncertainties could affect particular lines of business, while others could affect all of the company’s businesses.

                 Forward-looking statements involve certain factors that are subject to change, including for the company’s agricultural equipment segment the many interrelated factors that affect farmers’ confidence, including worldwide demand for agricultural products, world grain stocks, prices realized for commodities and livestock, crop production expenses (most notably fuel and fertilizer costs), summer weather and soil conditions, real estate values, available acreage for farming, the level, complexity and distribution of government farm programs, and international reaction to such programs, animal diseases (including further outbreaks of “mad cow,” “foot-and-

mouth” and “avian flu” diseases), crop pests, harvest yields, availability of rail transport for crops and the level of farm product exports (including concerns about genetically modified organisms).

                Factors affecting the outlook for the company’s commercial and consumer equipment segment include general economic conditions in the U.S., consumer confidence, consumer borrowing patterns and weather conditions.  An important assumption is continued consumer acceptance of the company’s new products, including the new 100-series lawn tractors and an expanded utility vehicle line.

                The number of housing starts and interest rates are especially important to sales of the company’s construction equipment.  The levels of public and non-residential construction also impact the results of the company’s construction and forestry segment.  Prices for pulp, lumber and structural panels are important to sales of forestry equipment.

All of the company’s businesses and its reported results are affected by general economic conditions in and the political stability of the global markets in which the company operates (including Brazil, Argentina and other South American countries); monetary and fiscal policies of various countries; wars and other international conflicts and the threat thereof; actions by the U.S. Federal Reserve Board and other central banks; actions by the U.S. Securities and Exchange Commission; actions by environmental regulatory agencies, including those related to engine emissions and the risk of global warming; actions by other regulatory bodies; actions by rating agencies; capital market disruptions; investor sentiment; inflation and deflation rates; interest rate levels and currency exchange rates; customer borrowing and repayment practices, and the number of customer loan delinquencies and defaults; actions of competitors in the various industries in which the company competes, particularly price discounting; dealer practices, especially as to levels of new and used field inventories; production and technological difficulties, including capacity and supply constraints; the availability and cost of freight; oil and energy prices and supplies; labor relations; changes to accounting standards; the effects of terrorism and the response thereto; and legislation affecting the sectors in which the company operates.  Company results are also affected by significant changes in health care costs and in market values of investment assets, which impact postretirement benefit costs.

The company’s outlook is based upon assumptions relating to the factors described above, which are sometimes based upon estimates and data prepared by government agencies. Such estimates and data are often revised. The company, however, undertakes no obligation to update or revise its outlook, whether as a result of new developments or otherwise.  Further information concerning the company and its businesses, including factors that potentially could materially affect the company’s financial results, is included in the company’s most recent annual report on Form 10-K and other filings with the Securities and Exchange Commission.

Second Quarter 2004 Press Release

(millions of dollars and shares except per share amounts)

	Three Months Ended April 30				Six Months Ended April 30
	2004	2003		% Change	2004	2003		% Change
Net sales and revenues:
Agricultural equipment net sales	$2,816	$2,178	***	+29	$4,412	$3,457	***	+28
Commercial and consumer equipment net sales	1,318	992		+33	1,888	1,475		+28
Construction and forestry net sales	1,162	697		+67	1,908	1,209		+58
Total net sales *	5,296	3,867		+37	8,208	6,141		+34
Credit revenues	324	329		–2	639	652		–2
Other revenues	257	204		+26	514	401		+28
Total net sales and revenues *	$5,877	$4,400		+34	$9,361	$7,194		+30

Operating profit (loss): **
Agricultural equipment	$430	$194	***	+122	$516	$198	***	+161
Commercial and consumer equipment	152	110		+38	171	132		+30
Construction and forestry	144	35		+311	237	52		+356
Credit	110	111		–1	227	218		+4
Other	(17)	6	***		(12)	12	***
Total operating profit *	819	456		+80	1,139	612		+86
Interest, corporate expenses and income taxes	(342)	(199)		+72	(491)	(287)		+71
Net income	$477	$257		+86	$648	$325		+99

Per Share:
Net income — basic	$1.93	$1.08		+79	$2.63	$1.36		+93
Net income — diluted	$1.88	$1.07		+76	$2.56	$1.35		+90

*	Includes equipment operations outside the U.S. and Canada as follows:

Net sales	$1,550	$1,172	+32	$2,465	$1,896	+30
Operating profit	$227	$149	+52	$335	$196	+71

The company views its operations as consisting of two geographic areas, the “United States and Canada”, and “outside the United States and Canada”.

**

Operating profit is income before external interest expense, certain foreign exchange gains or losses, income taxes and corporate expenses.  However, operating profit of the credit segment includes the effect of interest expense and foreign exchange gains or losses.

***

Beginning in fiscal 2004, the special technologies group’s segment results were transferred from the other operations to the agricultural equipment operations due to changes in internal reporting.  The other operations now represent the health care operations only.  The 2003 second-quarter and first six months results of these operations were restated for net sales of  $12 million and $20 million and operating losses of $1 million and $4 million, respectively, related to the special technologies group.  This had no effect on the total net sales and operating profit.

	April 30, 2004	October 31, 2003	April 30, 2003
Consolidated:
Trade accounts and notes receivable — net	$3,887	$2,619	$3,711
Inventories	$2,226	$1,366	$2,007

Average shares outstanding — basic	246.5	240.2	239.3
Average shares outstanding — diluted	253.0	243.3	241.5

DEERE & COMPANY STATEMENT OF CONSOLIDATED INCOME For the Three Months Ended April 30, 2004 and 2003 (In millions of dollars except per share amounts) Unaudited
	2004	2003
Net Sales and Revenues
Net sales	$5,296.1	$3,867.3
Finance and interest income	294.0	317.9
Health care premiums and fees	194.3	166.1
Other income	92.6	48.7
Total	5,877.0	4,400.0

Costs and Expenses
Cost of sales	3,983.3	3,055.2
Research and development expenses	150.6	144.3
Selling, administrative and general expenses	583.7	425.4
Interest expense	151.2	160.6
Health care claims and costs	180.7	135.9
Other operating expenses	85.7	80.4
Total	5,135.2	4,001.8

Income of Consolidated Group
Before Income Taxes	741.8	398.2
Provision for income taxes	262.6	140.4
Income of Consolidated Group	479.2	257.8

Equity in Income (Loss) of Unconsolidated Affiliates
Credit	.2	.1
Other	(2.1)	(1.0)
Total	(1.9)	(.9)

Net Income	$477.3	$256.9

Per Share:
Net income — basic	$1.93	$1.08
Net income — diluted	$1.88	$1.07

See Notes to Interim Financial Statements.

DEERE & COMPANY STATEMENT OF CONSOLIDATED INCOME For the Six Months Ended April 30, 2004 and 2003 (In millions of dollars except per share amounts) Unaudited
	2004	2003
Net Sales and Revenues
Net sales	$8,207.7	$6,141.1
Finance and interest income	588.7	628.7
Health care premiums and fees	375.6	317.2
Other income	188.8	106.6
Total	9,360.8	7,193.6

Costs and Expenses
Cost of sales	6,277.7	4,912.7
Research and development expenses	288.8	261.8
Selling, administrative and general expenses	1,001.5	782.8
Interest expense	298.6	312.5
Health care claims and costs	331.3	256.2
Other operating expenses	158.9	163.9
Total	8,356.8	6,689.9

Income of Consolidated Group
Before Income Taxes	1,004.0	503.7
Provision for income taxes	355.1	177.9
Income of Consolidated Group	648.9	325.8

Equity in Income (Loss) of Unconsolidated Affiliates
Credit	.3	.2
Other	(1.1)	(1.1)
Total	(.8)	(.9)

Net Income	$648.1	$324.9

Per Share:
Net income — basic	$2.63	$1.36
Net income — diluted	$2.56	$1.35

See Notes to Interim Financial Statements.

DEERE & COMPANY CONDENSED CONSOLIDATED BALANCE SHEET (In millions of dollars) Unaudited
	April 30	October 31	April 30
	2004	2003	2003
Assets
Cash and cash equivalents	$2,995.7	$4,384.5	$3,324.2
Marketable securities	250.8	231.8	211.9
Receivables from unconsolidated affiliates	31.2	303.2	326.2
Trade accounts and notes receivable — net	3,887.1	2,619.3	3,711.2
Financing receivables — net	9,655.1	9,974.2	9,455.9
Other receivables	428.3	428.3	264.5
Equipment on operating leases — net	1,204.4	1,381.9	1,425.5
Inventories	2,226.2	1,366.1	2,006.8
Property and equipment — net	2,071.4	2,075.6	2,010.5
Investments in unconsolidated affiliates	109.2	195.5	175.9
Goodwill	928.4	872.1	846.6
Other intangible assets — net	255.5	252.9	90.2
Prepaid pension costs	60.8	62.6	54.2
Other assets	494.2	534.3	628.8
Deferred income taxes	1,249.2	1,476.1	1,538.5
Deferred charges	109.8	99.6	113.6
Total Assets	$25,957.3	$26,258.0	$26,184.5

Liabilities and Stockholders’ Equity
Short-term borrowings	$3,076.9	$4,347.2	$5,056.9
Payables to unconsolidated affiliates	146.0	87.8	97.3
Accounts payable and accrued expenses	3,612.0	3,105.5	3,181.7
Health care claims and reserves	128.3	94.1	103.2
Accrued taxes	205.1	226.5	246.2
Deferred income taxes	29.2	30.7	28.1
Long-term borrowings	10,878.3	10,404.2	10,412.5
Retirement benefit accruals and other liabilities	3,140.7	3,959.9	3,528.8
Total liabilities	21,216.5	22,255.9	22,654.7
Stockholders’ equity	4,740.8	4,002.1	3,529.8
Total Liabilities and Stockholders’ Equity	$25,957.3	$26,258.0	$26,184.5

See Notes to Interim Financial Statements.

DEERE & COMPANY CONDENSED STATEMENT OF CONSOLIDATED CASH FLOWS For the Six Months Ended April 30, 2004 and 2003 (In millions of dollars) Unaudited
	2004	2003
Cash Flows from Operating Activities
Net income	$648.1	$324.9
Adjustments to reconcile net income to net cash used for operating activities	(1,556.6)	(1,217.7)
Net cash used for operating activities	(908.5)	(892.8)

Cash Flows from Investing Activities
Collections of receivables	5,160.6	4,228.2
Proceeds from sales of financing receivables	1,602.6	606.2
Proceeds from maturities and sales of marketable securities	30.4	27.4
Proceeds from sales of equipment on operating leases	260.2	277.8
Proceeds from sales of businesses	78.7	22.5
Cost of receivables acquired	(6,445.5)	(5,038.8)
Purchases of marketable securities	(51.2)	(49.0)
Purchases of property and equipment	(140.6)	(117.1)
Cost of operating leases acquired	(221.2)	(195.8)
Acquisitions of businesses, net of cash acquired	(163.3)	(8.0)
Increase in receivables with unconsolidated affiliates	(14.9)	(8.4)
Other	16.6	(27.0)
Net cash provided by (used for) investing activities	112.4	(282.0)

Cash Flows from Financing Activities
Increase (decrease) in short-term borrowings	(452.5)	1,061.4
Proceeds from long-term borrowings	802.8	2,002.5
Principal payments on long-term borrowings	(1,080.2)	(1,323.6)
Proceeds from issuance of common stock	216.5	20.4
Repurchases of common stock	(.2)	(.4)
Dividends paid	(107.6)	(105.2)
Other	(.6)	(1.4)
Net cash provided by (used for) financing activities	(621.8)	1,653.7

Effect of Exchange Rate Changes on Cash	29.1	30.4

Net Increase (Decrease) in Cash and Cash Equivalents	(1,388.8)	509.3
Cash and Cash Equivalents at Beginning of Period	4,384.5	2,814.9
Cash and Cash Equivalents at End of Period	$2,995.7	$3,324.2

See Notes to Interim Financial Statements.

Notes to Interim Financial Statements (Unaudited)

(1)           Dividends declared and paid on a per share basis were as follows:

	Three Months Ended		Six Months Ended
	April 30		April 30
	2004	2003	2004		2003

Dividends declared	$.28	$.22	$.50		$.44
Dividends paid	$.22	$.22	$.22	*	$.44

*   The dividend of $.28 per share declared in the second quarter of 2004 had a payment date of May 3, 2004.

(2)           The calculation of basic net income per share is based on the average number of shares outstanding during the six months ended April 30, 2004 and 2003 of 246.5 million and 239.3 million, respectively.  The calculation of diluted net income per share recognizes primarily the dilutive effect of the assumed exercise of stock options.  The average number of potential shares outstanding on a diluted basis during the six months ended April 30, 2004 and 2003 was 253.0 million and 241.5 million, respectively.

(3)           Comprehensive income, which includes all changes in the Company’s equity during the period except transactions with stockholders, was as follows in millions of dollars:

	Three Months Ended April 30		Six Months Ended April 30
	2004	2003	2004	2003

Net income	$477.3	$256.9	$648.1	$324.9

Other comprehensive income (loss), net of tax:

Change in cumulative translation adjustment	(35.5)	58.7	(12.8)	116.9

Unrealized gain (loss) on investments	(9.9)	3.3	(2.7)	6.6

Unrealized gain on derivatives	8.2	4.9	9.3	1.4

Comprehensive income	$440.1	$323.8	$641.9	$449.8

(4)           The consolidated financial statements represent the consolidation of all Deere & Company’s subsidiaries.  In the supplemental consolidating data in Note 5 to the financial statements, “Equipment Operations” (Deere & Company with Financial Services on the Equity Basis) include the Company’s agricultural equipment, commercial and consumer equipment and construction and forestry operations, with Financial Services reflected on the equity basis.  The supplemental consolidating “Financial Services” data in Note 5 include Deere & Company’s credit and health care operations.

(5) SUPPLEMENTAL CONSOLIDATING DATA STATEMENT OF INCOME For the Three Months Ended April 30, 2004 and 2003 (In millions of dollars)
	EQUIPMENT OPERATIONS*		FINANCIAL SERVICES
	2004	2003	2004	2003
Net Sales and Revenues
Net sales	$5,296.1	$3,867.3
Finance and interest income	18.2	17.3	$338.2	$360.4
Health care premiums and fees			197.7	170.8
Other income	54.9	32.3	48.3	29.1
Total	5,369.2	3,916.9	584.2	560.3

Costs and Expenses
Cost of sales	3,986.0	3,059.0
Research and development expenses	150.6	144.3
Selling, administrative and general expenses	447.8	309.8	137.5	117.1
Interest expense	52.8	53.6	106.0	112.6
Interest compensation to Financial Services	54.8	54.2
Health care claims and costs			180.7	135.9
Other operating expenses	28.1	14.5	67.3	78.0
Total	4,720.1	3,635.4	491.5	443.6

Income of Consolidated Group Before Income Taxes	649.1	281.5	92.7	116.7
Provision for income taxes	232.2	99.9	30.4	40.5
Income of Consolidated Group	416.9	181.6	62.3	76.2

Equity in Income (Loss) of Unconsolidated Subsidiaries and Affiliates
Credit	72.9	72.9	.2	.1
Other	(12.5)	2.4
Total	60.4	75.3	.2	.1

Net Income	$477.3	$256.9	$62.5	$76.3

* Deere & Company with Financial Services on the equity basis.

The supplemental consolidating data is presented for informational purposes.  Transactions between the “Equipment Operations” and “Financial Services” have been eliminated to arrive at the consolidated financial statements.

SUPPLEMENTAL CONSOLIDATING DATA (Continued) STATEMENT OF INCOME For the Six Months Ended April 30, 2004 and 2003 (In millions of dollars)
	EQUIPMENT OPERATIONS*		FINANCIAL SERVICES
	2004	2003	2004	2003
Net Sales and Revenues
Net sales	$8,207.7	$6,141.1
Finance and interest income	36.5	37.5	$667.1	$700.0
Health care premiums and fees			383.7	326.5
Other income	123.1	70.5	86.4	59.9
Total	8,367.3	6,249.1	1,137.2	1,086.4

Costs and Expenses
Cost of sales	6,284.2	4,920.2
Research and development expenses	288.8	261.8
Selling, administrative and general expenses	760.3	564.3	244.6	221.6
Interest expense	105.9	108.1	208.0	218.2
Interest Compensation to Financial Services	99.4	94.9
Health care claims and costs			331.3	256.2
Other operating expenses	39.6	26.3	138.4	160.2
Total	7,578.2	5,975.6	922.3	856.2

Income of Consolidated Group Before Income Taxes	789.1	273.5	214.9	230.2
Provision for income taxes	281.9	97.1	73.2	80.8
Income of Consolidated Group	507.2	176.4	141.7	149.4

Equity in Income (Loss) of Unconsolidated Subsidiaries and Affiliates
Credit	149.3	141.9	.3	.2
Other	(8.4)	6.6
Total	140.9	148.5	.3	.2

Net Income	$648.1	$324.9	$142.0	$149.6

* Deere & Company with Financial Services on the equity basis.

The supplemental consolidating data is presented for informational purposes.  Transactions between the “Equipment Operations” and “Financial Services” have been eliminated to arrive at the consolidated financial statements.

SUPPLEMENTAL CONSOLIDATING DATA (Continued) CONDENSED BALANCE SHEET (In millions of dollars) Unaudited
	EQUIPMENT OPERATIONS *			FINANCIAL SERVICES
	April 30 2004	October 31 2003	April 30 2003	April 30 2004	October 31 2003	April 30 2003
Assets
Cash and cash equivalents	$2,654.2	$4,009.3	$2,879.5	$341.6	$375.2	$444.7
Cash equivalents deposited with unconsolidated subsidiaries	213.8	278.1	231.4
Cash and cash equivalents	2,868.0	4,287.4	3,110.9	341.6	375.2	444.7
Marketable securities				250.8	231.8	211.9
Receivables from unconsolidated subsidiaries and affiliates	1,168.8	178.8	229.7		274.3	291.9
Trade accounts and notes receivable — net	1,008.9	646.1	940.7	3,288.3	2,279.1	3,183.0
Financing receivables — net	45.5	63.5	35.4	9,609.5	9,910.7	9,420.5
Other receivables	225.8	236.6	117.8	202.4	191.7	146.7
Equipment on operating leases — net	10.7	11.9	11.5	1,193.6	1,369.9	1,414.0
Inventories	2,226.2	1,366.1	2,006.8
Property and equipment — net	2,025.7	2,042.9	1,976.9	45.7	32.7	33.6
Investments in unconsolidated subsidiaries and affiliates	2,396.8	2,431.2	2,355.8	3.6	3.8	3.0
Goodwill	928.4	871.9	846.4		.2	.2
Other intangible assets — net	255.3	252.6	89.9	.2	.2	.3
Prepaid pension costs	60.3	62.0	54.2	.5	.6
Other assets	205.5	195.0	212.4	288.7	339.4	416.4
Deferred income taxes	1,349.5	1,590.8	1,626.6	4.1	3.2	1.4
Deferred charges	87.7	78.4	90.7	23.7	22.1	25.5
Total Assets	$14,863.1	$14,315.2	$13,705.7	$15,252.7	$15,034.9	$15,593.1

Liabilities and Stockholders’ Equity
Short-term borrowings	$599.3	$577.0	$411.4	$2,477.6	$3,770.2	$4,645.5
Payables to unconsolidated subsidiaries and affiliates	145.9	96.7	108.1	1,351.4	419.4	415.9
Accounts payable and accrued expenses	3,365.9	2,771.5	2,915.3	657.7	640.7	681.5
Health care claims and reserves				128.3	94.1	103.2
Accrued taxes	188.9	209.9	226.5	16.3	16.6	19.7
Deferred income taxes	5.2	11.5	11.4	128.4	137.2	106.3
Long-term borrowings	2,725.0	2,727.5	3,013.3	8,153.3	7,676.7	7,399.2
Retirement benefit accruals and other liabilities	3,092.1	3,919.0	3,489.9	48.6	40.8	38.8
Total liabilities	10,122.3	10,313.1	10,175.9	12,961.6	12,795.7	13,410.1
Stockholders’ equity	4,740.8	4,002.1	3,529.8	2,291.1	2,239.2	2,183.0
Total Liabilities and Stockholders’ Equity	$14,863.1	$14,315.2	$13,705.7	$15,252.7	$15,034.9	$15,593.1

*  Deere & Company with Financial Services on the equity basis.

The supplemental consolidating data is presented for informational purposes.  Transactions between the “Equipment Operations” and “Financial Services” have been eliminated to arrive at the consolidated financial statements.

SUPPLEMENTAL CONSOLIDATING DATA (Continued) CONDENSED STATEMENT OF CASH FLOWS For the Six Months Ended April 30, 2004 and 2003 (In millions of dollars) Unaudited
	EQUIPMENT OPERATIONS*		FINANCIAL SERVICES
	2004	2003	2004	2003
Cash Flows from Operating Activities
Net income	$648.1	$324.9	$142.0	$149.6
Adjustments to reconcile net income to net cash provided by (used for) operating activities	(781.3)	(488.9)	168.6	221.0
Net cash provided by (used for) operating activities	(133.2)	(164.0)	310.6	370.6

Cash Flows from Investing Activities
Collections of receivables	33.2	34.7	10,714.9	8,058.4
Proceeds from sales of financing receivables			1,602.6	606.2
Proceeds from maturities and sales of marketable securities			30.4	27.4
Proceeds from sales of equipment on operating leases	.2	.1	260.0	277.7
Proceeds from sales of businesses	78.7	22.5	.1
Cost of receivables acquired	(.1)	(6.9)	(13,031.0)	(9,901.7)
Purchases of marketable securities			(51.2)	(49.0)
Purchases of property and equipment	(123.8)	(115.0)	(16.8)	(2.2)
Cost of operating leases acquired		(1.2)	(221.2)	(194.5)
Acquisitions of businesses, net of cash acquired	(163.3)	(8.0)
Decrease (increase) in receivables with unconsolidated affiliates			274.3	(32.1)
Other	10.6	.6	6.0	(25.5)
Net cash used for investing activities	(164.5)	(73.2)	(431.9)	(1,235.3)

Cash Flows from Financing Activities
Increase (decrease) in short-term borrowings	35.7	(23.6)	(488.3)	1,084.9
Change in intercompany receivables/payables	(1,279.1)	14.6	930.5	(574.0)
Proceeds from long-term borrowings	1.1	5.0	801.8	1,997.4
Principal payments on long-term borrowings	(10.5)	(11.1)	(1,069.7)	(1,312.5)
Proceeds from issuance of common stock	216.5	20.4
Repurchases of common stock	(.2)	(.4)
Dividends paid	(107.6)	(105.2)	(92.7)	(72.8)
Other	(.6)	(1.2)
Net cash provided by (used for) financing activities	(1,144.7)	(101.5)	81.6	1,123.0

Effect of Exchange Rate Changes on Cash	23.0	20.3	6.1	10.1

Net Increase (Decrease) in Cash and Cash Equivalents	(1,419.4)	(318.4)	(33.6)	268.4
Cash and Cash Equivalents at Beginning of Period	4,287.4	3,429.3	375.2	176.3
Cash and Cash Equivalents at End of Period	$2,868.0	$3,110.9	$341.6	$444.7

* Deere & Company with Financial Services on the equity basis.

The supplemental consolidating data is presented for informational purposes.  Transactions between the “Equipment Operations” and “Financial Services” have been eliminated to arrive at the consolidated financial statements.